No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2023

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Honda Motor Co., Ltd. announced its consolidated financial results for the fiscal first quarter ended June 30, 2023.

Exhibit 2:

Notice regarding stock split, change in ratio of American Depositary Receipts (ADRs) to underlying shares, revision to dividend forecast, and modification to acquisition of own shares program

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Masaharu Hirose
Masaharu Hirose
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: August 9, 2023

August 9, 2023

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL FIRST QUARTER

ENDED JUNE 30, 2023

Tokyo, August 9, 2023 — Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal first quarter ended June 30, 2023.

[1] Condensed Consolidated Statements of Financial Position

March 31, 2023 and June 30, 2023

	Yen (millions)
	Mar. 31, 2023	Jun. 30, 2023
Assets
Current assets:
Cash and cash equivalents	3,803,014	4,083,394
Trade receivables	1,060,271	966,253
Receivables from financial services	1,899,493	2,107,663
Other financial assets	263,892	231,254
Inventories	2,167,184	2,286,235
Other current assets	384,494	390,028

Total current assets	9,578,348	10,064,827

Non-current assets:
Investments accounted for using the equity method	915,946	1,017,272
Receivables from financial services	3,995,259	4,639,983
Other financial assets	855,070	961,498
Equipment on operating leases	4,726,292	5,009,185
Property, plant and equipment	3,168,109	3,247,199
Intangible assets	870,900	914,719
Deferred tax assets	105,792	115,858
Other non-current assets	454,351	502,816

Total non-current assets	15,091,719	16,408,530

Total assets	24,670,067	26,473,357

Liabilities and Equity
Current liabilities:
Trade payables	1,426,333	1,356,117
Financing liabilities	3,291,195	3,552,027
Accrued expenses	419,570	405,680
Other financial liabilities	324,110	395,986
Income taxes payable	86,252	152,370
Provisions	362,701	374,469
Other current liabilities	741,963	750,990

Total current liabilities	6,652,124	6,987,639

Non-current liabilities:
Financing liabilities	4,373,973	4,892,976
Other financial liabilities	288,736	299,887
Retirement benefit liabilities	255,852	275,679
Provisions	270,169	252,404
Deferred tax liabilities	877,300	978,957
Other non-current liabilities	449,622	489,728

Total non-current liabilities	6,515,652	7,189,631

Total liabilities	13,167,776	14,177,270

Equity:
Common stock	86,067	86,067
Capital surplus	185,589	185,357
Treasury stock	(484,931)	(544,044)
Retained earnings	9,980,128	10,243,698
Other components of equity	1,417,397	2,026,449

Equity attributable to owners of the parent	11,184,250	11,997,527
Non-controlling interests	318,041	298,560

Total equity	11,502,291	12,296,087

Total liabilities and equity	24,670,067	26,473,357

[2] Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Comprehensive Income

Condensed Consolidated Statements of Income

For the three months ended June 30, 2022 and 2023

	Yen (millions)
	Three months ended Jun. 30, 2022	Three months ended Jun. 30, 2023
Sales revenue	3,829,550	4,624,996
Operating costs and expenses:
Cost of sales	(3,064,170)	(3,627,891)
Selling, general and administrative	(361,573)	(404,703)
Research and development	(181,591)	(197,955)

Total operating costs and expenses	(3,607,334)	(4,230,549)

Operating profit	222,216	394,447

Share of profit of investments accounted for using the equity method	22,609	42,853
Finance income and finance costs:
Interest income	9,132	32,855
Interest expense	(7,427)	(9,042)
Other, net	(9,126)	53,811

Total finance income and finance costs	(7,421)	77,624

Profit before income taxes	237,404	514,924
Income tax expense	(73,824)	(131,979)

Profit for the period	163,580	382,945

Profit for the period attributable to:
Owners of the parent	149,219	363,069
Non-controlling interests	14,361	19,876

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	87.23	219.06

Condensed Consolidated Statements of Comprehensive Income

For the three months ended June 30, 2022 and 2023

	Yen (millions)
	Three months ended Jun. 30, 2022	Three months ended Jun. 30, 2023
Profit for the period	163,580	382,945
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	(3)	6
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	12,432	15,709
Share of other comprehensive income of investments accounted for using the equity method	(444)	2,825
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(336)	(155)
Exchange differences on translating foreign operations	648,946	581,244
Share of other comprehensive income of investments accounted for using the equity method	46,556	23,849

Total other comprehensive income, net of tax	707,151	623,478

Comprehensive income for the period	870,731	1,006,423

Comprehensive income for the period attributable to:
Owners of the parent	841,050	972,537
Non-controlling interests	29,681	33,886

[3] Condensed Consolidated Statements of Changes in Equity

For the three months ended June 30, 2022

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2022	86,067	185,495	(328,309)	9,539,133	990,438	10,472,824	299,722	10,772,546

Comprehensive income for the period
Profit for the period				149,219		149,219	14,361	163,580
Other comprehensive income, net of tax					691,831	691,831	15,320	707,151

Total comprehensive income for the period				149,219	691,831	841,050	29,681	870,731
Reclassification to retained earnings				(61)	61	—		—
Transactions with owners and other
Dividends paid				(111,256)		(111,256)	(43,485)	(154,741)
Purchases of treasury stock			(2)			(2)		(2)
Disposal of treasury stock			263			263		263
Share-based payment transactions		(167)				(167)		(167)

Total transactions with owners and other		(167)	261	(111,256)		(111,162)	(43,485)	(154,647)

Balance as of June 30, 2022	86,067	185,328	(328,048)	9,577,035	1,682,330	11,202,712	285,918	11,488,630

For the three months ended June 30, 2023

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2023	86,067	185,589	(484,931)	9,980,128	1,417,397	11,184,250	318,041	11,502,291

Comprehensive income for the period
Profit for the period				363,069		363,069	19,876	382,945
Other comprehensive income, net of tax					609,468	609,468	14,010	623,478

Total comprehensive income for the period				363,069	609,468	972,537	33,886	1,006,423
Reclassification to retained earnings				416	(416)	—		—
Transactions with owners and other
Dividends paid				(99,915)		(99,915)	(53,367)	(153,282)
Purchases of treasury stock			(59,507)			(59,507)		(59,507)
Disposal of treasury stock			394			394		394
Share-based payment transactions		(232)				(232)		(232)

Total transactions with owners and other		(232)	(59,113)	(99,915)		(159,260)	(53,367)	(212,627)

Balance as of June 30, 2023	86,067	185,357	(544,044)	10,243,698	2,026,449	11,997,527	298,560	12,296,087

[4] Condensed Consolidated Statements of Cash Flows

For the three months ended June 30, 2022 and 2023

	Yen (millions)
	Three months ended Jun. 30, 2022	Three months ended Jun. 30, 2023
Cash flows from operating activities:
Profit before income taxes	237,404	514,924
Depreciation, amortization and impairment losses excluding equipment on operating leases	161,431	185,697
Share of profit of investments accounted for using the equity method	(22,609)	(42,853)
Finance income and finance costs, net	(21,458)	(19,992)
Interest income and interest costs from financial services, net	(38,856)	(36,616)
Changes in assets and liabilities
Trade receivables	83,139	134,426
Inventories	(23,038)	29,146
Trade payables	(149,024)	(171,061)
Accrued expenses	(78,094)	(56,526)
Provisions and retirement benefit liabilities	4,744	(37,090)
Receivables from financial services	172,869	(337,122)
Equipment on operating leases	263,933	45,052
Other assets and liabilities	17,333	(50,244)
Other, net	(7,912)	(16,099)
Dividends received	27,711	36,332
Interest received	66,809	115,115
Interest paid	(22,396)	(42,861)
Income taxes paid, net of refunds	(53,859)	(54,106)

Net cash provided by operating activities	618,127	196,122
Cash flows from investing activities:
Payments for additions to property, plant and equipment	(96,990)	(69,208)
Payments for additions to and internally developed intangible assets	(38,701)	(42,127)
Proceeds from sales of property, plant and equipment and intangible assets	4,496	1,332
Proceeds from sales of subsidiaries, net of cash and cash equivalents disposed of	—	(2,940)
Payments for acquisitions of investments accounted for using the equity method	—	(36,734)
Payments for acquisitions of other financial assets	(176,502)	(65,233)
Proceeds from sales and redemptions of other financial assets	29,412	88,327

Net cash used in investing activities	(278,285)	(126,583)
Cash flows from financing activities:
Proceeds from short-term financing liabilities	2,047,921	3,004,472
Repayments of short-term financing liabilities	(1,969,719)	(2,858,776)
Proceeds from long-term financing liabilities	93,871	532,895
Repayments of long-term financing liabilities	(642,236)	(493,899)
Dividends paid to owners of the parent	(111,256)	(99,915)
Dividends paid to non-controlling interests	(7,432)	(20,691)
Purchases and sales of treasury stock, net	261	(59,113)
Repayments of lease liabilities	(20,756)	(19,738)

Net cash used in financing activities	(609,346)	(14,765)
Effect of exchange rate changes on cash and cash equivalents	224,698	225,606

Net change in cash and cash equivalents	(44,806)	280,380
Cash and cash equivalents at beginning of year	3,674,931	3,803,014

Cash and cash equivalents at end of period	3,630,125	4,083,394

[5] Assumptions for Going Concern

None

[6] Notes to Consolidated Financial Statements

[A] Segment Information

Based on Honda’s organizational structure and characteristics of products and services, Honda discloses segment information in four categories: Reportable segments of Motorcycle business, Automobile business and Financial services business, and other segments that are not reportable. The other segments are combined and disclosed in Power products and other businesses. Segment information is based on the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for segment information are consistent with the accounting policies used in the Company’s condensed consolidated interim financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Power Products and Other Businesses	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

Segment information based on products and services

As of and for the three months ended June 30, 2022

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	676,050	2,291,485	749,384	112,631	3,829,550	—	3,829,550
Intersegment	—	36,686	679	6,406	43,771	(43,771)	—

Total	676,050	2,328,171	750,063	119,037	3,873,321	(43,771)	3,829,550

Segment profit (loss)	97,829	38,262	78,801	7,324	222,216	—	222,216

Segment assets	1,574,093	10,096,425	11,942,441	487,319	24,100,278	1,054,400	25,154,678
Depreciation and amortization	16,596	138,316	232,464	4,836	392,212	—	392,212
Capital expenditures	8,568	139,807	328,625	3,130	480,130	—	480,130

As of and for the three months ended June 30, 2023

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	756,955	2,992,339	773,029	102,673	4,624,996	—	4,624,996
Intersegment	—	39,009	629	6,522	46,160	(46,160)	—

Total	756,955	3,031,348	773,658	109,195	4,671,156	(46,160)	4,624,996

Segment profit (loss)	143,520	176,982	69,528	4,417	394,447	—	394,447

Segment assets	1,793,502	10,669,517	12,374,016	504,694	25,341,729	1,131,628	26,473,357
Depreciation and amortization	17,699	163,159	205,004	3,661	389,523	—	389,523
Capital expenditures	9,727	119,758	553,141	3,143	685,769	—	685,769

Explanatory notes:

1.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.
2.

Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of June 30, 2022 and 2023 amounted to JPY 1,194,255 million and JPY 1,276,238 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

[B] Subsequent Event

The Board of Directors of the Company, at its meeting held on August 9, 2023, resolved that the Company will implement a stock split, and accordingly, change in ratio of American Depositary Receipts (ADRs) to underlying shares and modify acquisition of own shares program.

1. Stock split

(1)	Purpose of the stock split

The purpose is to expand the investor base by reducing the Company’s stock price per investment unit.

(2)	Method of the stock split

Each share of common stock owned by shareholders listed or recorded in the closing register of shareholders on the record date of September 30, 2023 (Due to non-working day of the shareholder registry administrator on the same day, the substantial record date will be September 29, 2023) will be split into 3 shares per share.

(3)	Number of shares to be increased by the stock split

1. Total number of issued shares before the stock split:	1,811,428,430 shares

2. Number of shares to be increased by the stock split:	3,622,856,860 shares

3. Total number of issued shares following the stock split:	5,434,285,290 shares

4. Total number of authorized shares following the stock split:	7,086,000,000 shares

(4)	Schedule of the stock split

Public notice of record date (tentative):	September 15, 2023

Record date (tentative):	September 30, 2023

Effective date (tentative):	October 1, 2023

(5)	Others

•	There is no change in the amount of stated capital as a result of this stock split.

•

As the stock split takes effect on October 1, 2023, the interim dividend for the fiscal year ending March 31, 2024 which has a dividend record date of September 30, 2023 will be paid based on the shares before the stock split.

2. Change in ratio of American Depositary Receipts (ADRs) to underlying shares

(1)	Purpose of the ratio change

The purpose is to continuously offer the current investment environment for ADR holders by maintaining present level of ADRs trading price.

(2)	Outline of the change of ratio

Ratio before change:	1 ADR = 1 Share

Ratio after change:	1 ADR = 3 Shares

Effective date of the new ratio (tentative):	October 1, 2023 (EST)

First trading date with new ratio (tentative):	October 2, 2023 (EST)

3. Modification to acquisition of own shares program

(1)	Reason for the modification

In the details of acquisition of the Company’s own shares resolved at the meeting of the Board of Directors held on May 11, 2023, “total number of shares to be acquired” shall be modified in connection with the planned stock split.

(2)	Details of the modification

Current Program:	Total number of shares to be acquired: Up to 64,000,000 shares

Amended Program:	Total number of shares to be acquired: Up to 192,000,000 shares

(Reference)

Details of the resolution concerning acquisition of the Company’s own shares at the meeting of the Board of Directors held on May 11, 2023

(1)	Class of shares to be acquired:

Shares of common stock

(2)	Total number of shares to be acquired:

Up to 64,000,000 shares (3.8 % of the total number of issued shares (excluding treasury stock))

(3)	Total amount of shares to be acquired:

Up to 200,000 million yen

(4)	Period of acquisition:

Starting on May 12, 2023 and ending on March 31, 2024

(5)	Method of acquisition:

Market purchases on the Tokyo Stock Exchange

1.	Purchases through the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3)

2.	Market purchases based on a discretionary trading contract regarding acquisition of own shares

4. Impact on earnings per share

Basic earnings per share attributable to owners of the parent for the three months ended June 30, 2022 and 2023 assuming the stock split was conducted at the beginning of the previous fiscal year are as follows. There were no significant dilutive potential common shares outstanding for the three months ended June 30, 2022 and 2023.

	Three months ended Jun. 30, 2022	Three months ended Jun. 30, 2023
Basic earnings per share attributable to owners of the parent (yen)	29.08	73.02

[C] Other

Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

[7] Forecast for the Fiscal Year Ending March 31, 2024

	Yen (billions)
	FY 2023 results	FY 2024 forecasts	Change (%)
Sales revenue	16,907.7	18,200.0	7.6
Operating profit	780.7	1,000.0	28.1
Profit before income taxes	879.5	1,185.0	34.7
Profit for the year	717.3	865.0	20.6
Profit for the year attributable to owners of the parent	651.4	800.0	22.8

	Yen
	FY 2023 results	FY 2024 forecasts
Earnings per share attributable to owners of the parent Basic and diluted	384.02	163.14

Explanatory note:

The Board of Directors of the Company, at its meeting held on August 9, 2023, resolved that the Company will implement a stock split in which each share of common stock held by shareholders as of the record date of September 30, 2023 will be split into 3 shares per share as of the effective date of October 1, 2023. Basic earnings per share for the fiscal year ending March 31, 2024 are based on the number of shares after the stock split. Based on the number of shares prior to the stock split, basic earnings per share for the fiscal year ending March 31, 2024 are expected to be JPY 489.41.

[8] Dividend per Share of Common Stock

	Yen
	FY 2023 results	FY 2024 forecasts
Interim dividend	60.00	75.00
Year-end dividend	60.00	25.00
Total annual dividend	120.00	—

Explanatory note:

The year-end dividend per share for the fiscal year ending March 31, 2024 is based on the number of shares after the stock split, which is described in note “[7] Forecast for the Fiscal Year Ending March 31, 2024”, and the total annual dividend is disclosed as “ – ”. Based on the number of shares prior to the stock split, the year-end dividend and the total annual dividend for the fiscal year ending March 31, 2024 are expected to be JPY 75.00 per share and JPY 150.00 per share, respectively.

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that the actual results of the Company could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in the principal markets of the Company, its consolidated subsidiaries and its affiliates accounted for by the equity-method, and fluctuation of foreign exchange rates, as well as other factors detailed from time to time. The various factors for increases and decreases in profit have been classified in accordance with a method that Honda considers reasonable.

[Translation]

August 9, 2023

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Toshihiro Mibe
Director, President and Representative Executive Officer

Notice Regarding Stock Split, Change in Ratio of American Depositary Receipts (ADRs) to Underlying Shares, Revision to Dividend Forecast, and Modification to Acquisition of Own Shares Program

Honda Motor Co., Ltd. (the “Company”) hereby announces that at the meeting of the Board of Directors held on August 9, 2023, the Company resolved to implement a stock split, and accordingly, change in ratio of American Depositary Receipts (ADRs) to underlying shares, revise dividend forecast, and modify acquisition of own shares program.

Particulars

1. Stock split

(1)	Purpose of the stock split

The purpose is to expand the investor base by reducing the Company’s stock price per investment unit.

(2)	Method of the stock split

Each share of common stock owned by shareholders listed or recorded in the closing register of shareholders on the record date of September 30, 2023 (Due to non-working day of the shareholder registry administrator on the same day, the substantial record date will be September 29, 2023) will be split into 3 shares per share.

(3)	Number of shares to be increased by the stock split

1. Total number of issued shares before the stock split	1,811,428,430 shares

2. Number of shares to be increased by the stock split	3,622,856,860 shares

3. Total number of issued shares following the stock split	5,434,285,290 shares

4. Total number of authorized shares following the stock split	7,086,000,000 shares

(4)	Schedule of the stock split

Public notice of record date (tentative):	September 15, 2023

Record date (tentative):	September 30, 2023

Effective date (tentative):	October 1, 2023

(5)	Others

•	There is no change in the amount of stated capital as a result of this stock split.

•

As the stock split takes effect on October 1, 2023, the interim dividend for the fiscal year ending March 31, 2024 which has a dividend record date of September 30, 2023 will be paid based on the shares before the stock split.

2. Change in ratio of American Depositary Receipts (ADRs) to underlying shares

(1)	Purpose of the ratio change

The purpose is to continuously offer the current investment environment for ADR holders by maintaining present level of ADRs trading price.

(2)	Outline of the change of ratio

Ratio before change:	1 ADR = 1 Share

Ratio after change:	1 ADR = 3 Shares

Effective date of the new ratio (tentative):	October 1, 2023 (EST)

First trading date with new ratio (tentative):	October 2, 2023 (EST)

3. Revision to dividend forecast

In connection with the stock split, the Company has revised the forecast of the year-end dividend for the fiscal year ending March 31, 2024, which was disclosed on May 11, 2023, in the Fiscal 2022 Financial Highlights.

	(Yen)
	Annual Dividend per share
	Interim (End of 2nd quarter)	Year-end	Total
Previous forecast (Announced on May 11, 2023)	75.00	75.00	150.00
Revised forecast (Conversion to the pre-split basis)	75.00	25.00 (75.00)	— (150.00)
Actual dividend issued	—	—	—
Results in the year ended March 31, 2023	60.00	60.00	120.00

(Notes)

1.	The interim dividend for the fiscal year ending March 31, 2024, which has a dividend record date of September 30, 2023, will be paid based on the shares before the stock split.
2.

Forecast for the full-year dividend per share is not presented because simple comparisons are not possible due to the implementation of the stock split. However, the forecast for the full-year dividend per share based on the pre-stock split is not changed.

4. Modification to acquisition of own shares program

(1)	Reason for the Modification

In the details of acquisition of the Company’s own shares resolved at the meeting of the Board of Directors held on May 11, 2023, “total number of shares to be acquired” shall be modified in connection with the planned stock split.

(2)	Details of the Modification

Current Program	Amended Program
Total number of shares to be acquired: Up to 64,000,000 shares	Total number of shares to be acquired: Up to 192,000,000 shares

(Reference)

Details of the resolution concerning acquisition of the Company’s own shares at the meeting of the Board of Directors held on May 11, 2023

(1)	Class of shares to be acquired:

Shares of common stock

(2)	Total number of shares to be acquired:

Up to 64,000,000 shares (3.8 % of the total number of issued shares (excluding treasury stock))

(3)	Total amount of shares to be acquired:

Up to 200 billion yen

(4)	Period of acquisition:

Starting on May 12, 2023 and ending on March 31, 2024

(5)	Method of acquisition:

Market purchases on the Tokyo Stock Exchange

1.	Purchases through the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3)

2.	Market purchases based on a discretionary trading contract regarding acquisition of own shares